Exhibit 99.1

Ballard to Work With ABB on Design and Launch of Fuel Cell-Powered River Push Boat in France

VANCOUVER and HOBRO, Denmark, May 21, 2019 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced its collaboration with ABB (www.abb.com/marine) and other consortium partners in the Flagships project (https://flagships.eu) to develop and launch a zero-emission river push boat, planned for deployment in France in 2021 to push river barges. Ballard is planning to deliver 2 of its next-generation 200-kilowatt fuel cell modules in 2020, which will provide propulsion power for the vessel.

A typical river push boat operating in Europe (CNW Group/Ballard Power Systems Inc.)

The river push boat will be owned and operated by Sogestran Group subsidiary Compagnie Fluviale de Transport (CFT) on the Rhône river in France, with the objective of demonstrating that fuel cell-powered propulsion offers a cost-effective and practical zero-emission solution for owners and builders of mid-sized vessels carrying more than 100 passengers or the equivalent freight volumes inland or coastally.

With maritime transport estimated to emit approximately 940 million tons of CO2 annually, there is increased pressure for the shipping industry to deploy means of reducing harmful pollutants. Since the river push boat will use hydrogen fuel sourced from shore-based renewable energy for a Ballard zero-emission fuel cell system, the complete vessel energy chain will be emission-free.

Jesper Themsen, President and CEO of Ballard Power Systems Europe A/S noted, "This project work with ABB and other consortium partners – in addition to the large-scale fuel cell system work we are doing with ABB for the cruise ship segment – will benefit from our recently announced Marine Center of Excellence located here in Hobro. We continue to experience growing interest around zero-emission solutions for the marine industry, with this river push boat being another example."

Jostein Bogen, Product Manager for Fuel Cells at ABB Marine & Ports said, "Once the fuel cell power plant has been fitted, the plan is to run this vessel daily, with special attention being paid to the refueling procedures needed to meet the operating schedule. Trials will therefore also provide valuable insights into developing and optimizing the refueling infrastructure needed for hydrogen fuel cells in marine operations, in line with ABB's vision that both fuel cells and battery power represent ship propulsion's electric, digital and connected future."

This project is supported by the Fuel Cells and Hydrogen Joint Undertaking (FCH JU), a public private partnership established under Europe's Horizon 2020 frameworks to accelerate commercial realization of the technology in a range of transport and energy uses. This joint undertaking also receives support from Hydrogen Europe and Hydrogen Europe research.

About Ballard Power Systems

Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning planned product deployments, provision of services, market adoption and demand for our products and available subsidies. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 17:45e 21-MAY-19